

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 13, 2019

Michael De La Garza
President and Chief Executive Officer
Cipherloc Corporation
825 Main St, Suite100
Buda, TX 78610

      Re: Cipherloc Corporation
          Registration Statement on Form S-1
          Filed February 7, 2019
          File No. 333-229549

Dear Mr. De La Garza:

      This is to advise you that we have not reviewed and will not review your registration statement.

      Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      Please contact Matthew Crispino, Staff Attorney, at (202) 551-3456 or Jan Woo, Legal Branch Chief, at (202) 551-3453 with any questions.

                 Sincerely,

                 Division of Corporation Finance
                 Office of Information Technologies
                 and Services